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                                                                    EXHIBIT 12.1

                     [Mountain Bank Holding Company Logo]

                                October __, 1997



Dear Shareholders,

     The Board of Directors of Mountain Bank Holding Company has authorized a stock offering of 100,000 shares of common stock at $12.50 per share. This is the fifth offering since Mt. Rainier National Bank opened in July of 1990. The new capital from this offering will be used to support the growth of the Company, including the long-awaited opening of the new bank branch in Black Diamond.

     As with our last offering, existing shareholders like you, as well as those who have been waiting to become shareholders, will have an opportunity to subscribe for shares. Please review the enclosed prospectus for a full explanation of the offering.

     During Phase 1 of this offering (November 1 through November 30, 1997), existing shareholders may purchase up to one share for each ten shares now held. In addition, existing shareholders are given the opportunity during Phase 1 to indicate their interest in purchasing more than their allocated shares (up to a total of 2,500 additional shares).

     If shares are still available after November 30, 1997, they will be offered to existing and new shareholders on a first come, first served basis from December 1 through December 31, 1997, unless the offering is terminated earlier.

     On behalf of the directors, management and staff, I'd like to thank you for the support you have shown the Bank in the past. If you have any questions regarding this offering, please contact Sandi Franz, Roy Brooks, or me at the Bank.

                                  Sincerely,



                                  Steve W. Moergeli
                                  President, Mt. Rainier National Bank